Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Six Months Ended June 30, 2005
Earnings:
Income before income taxes(1)	$255
Adjustments:
Net interest expense(2)	52
Amortization of capitalized interest	8
Portion of rental expense representative of interest	2
Income of affiliates	3
Minority interest in net income of affiliates	133

$453

Fixed Charges:
Net interest expense(2)	52
Capitalized interest	15
Portion of rental expense representative of interest	2

$69

Ratio of earnings to fixed charges	6.6

(1)	Income from continuing operations before income tax expense, minority interest and equity income (loss) of affiliates, net of Minority interest in income of subsidiaries.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.